Fusion Fuel Green PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel.: +353 1 920 1040

January 26, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fusion Fuel Green PLC Registration Statement on Form F-1 Filed January 8, 2021 File No. 333-251990

Ladies and Gentlemen:

Fusion Fuel Green PLC hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 25, 2021, relating to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). For the Staff’s convenience, we have recited the comment in the Staff’s letter below in bold and set forth the response in regular font immediately thereafter.

Form F-1 filed January 8, 2021

Incorporation of Documents by Reference, page 102

1.	It appears that you have incorporated by reference certain prior filings and all subsequent filings made under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the Registration Statement. Please provide your analysis that you are eligible to incorporate by reference under General Instruction VI of Form F-1, or revise your filing accordingly.

We have removed the section of the Registration Statement titled “Incorporation of Documents by Reference,” as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone number.

Sincerely,

/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves, Secretary